EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-186228) on Form S-8 pertaining to the 2012 Share Incentive Plan of Era Group Inc. and registration statement (No 333-187116) on Form S-8 pertaining to the 2013 Employee Purchase Plan of Era Group Inc. of our report dated March 7, 2012, with respect to the consolidated balance sheet of Dart Holding Company Ltd. as of December 31, 2011, and the related consolidated statements of income, comprehensive income and retained earnings, and cash flows for the period from August 1, 2011 to December 31, 2011, not included herein, which report appears in Amendment No. 2 to the Annual Report on Form 10-K of Era Group Inc. for the year ended December 31, 2012.

/s/ KPMG LLP

Calgary, Canada
April 26, 2013